EXHIBIT 99.1

Dunxin Financial Holding Limited’s Financial Results for the First Six Months of 2022

The unaudited consolidated financial statements and other financial information included in this report have been stated in Renminbi (“RMB”) unless otherwise indicated.

First Six Months 2022 Highlights

•	Total outstanding principal balance of loans dropped to RMB753.6 million (US$112.5 million) as of June 30, 2022, representing a decrease of 0.1% from RMB754.4 million as of December 31, 2021.
•

Loans receivable, net of credit impairment losses of RMB581.5 million (US$86.8 million), was RMB628.6 million (US$93.8 million) as of June 30, 2022, representing an increase of 13.2% from RMB555.1 million as of December 31, 2021.

•	Total interest income was RMB57.8 million (US$8.9 million) in the first six months of 2022, representing a decrease of 30.0% from RMB82.6 million in the same period of the prior year.
•	Net interest income was RMB47.7 million (US$7.3 million) in the first six months of 2022, representing a decrease of 34.5% from RMB72.8 million in the same period of the prior year.
•	Net profit was RMB60.2 million (US$9.3 million) in the first six months of 2022, representing a decrease of 14.9% from RMB70.7 million in the same period of the prior year.
•	Earnings per American Depositary Share ("ADS") was US$0.35 in the first six months of 2022 compared to US$0.52 in the same period of the prior year.

First Six Months 2022 Financial Results

Interest Income on Loans

Interest income on loans primarily consists of the accrued interest of Stage 3 credit-impaired loans. Accrued interest is the present value of the estimated future cash flows of credit-impaired loans expected to be recovered, discounted at the loan’s original effective interest rate.  Interest income on loans for the first six months of 2022 decreased by 30.0% to RMB57.8 million (US$8.9 million) from RMB82.6 million in the same period of the prior year.  The decrease was primarily attributable to the revaluation of the present value of interest receivable and estimated recovery date.

Interest Expense

Interest expenses on loans increased to RMB10.0 million (US$1.5 million) for the first six months of 2022 from RMB9.5 million in the same period of the prior year. The increase was mainly due to the company accrued RMB1.4 million (US$0.2 million) guarantee fee in the current reporting period.

Net Interest Income

Net interest income for the first six months of 2022 was RMB47.7 million (US$7.3 million), representing a 34.5% decrease from RMB72.8 million in the same period of the prior year.

Credit Impairment Losses

The Company maintains the allowance for loan losses, as presented in the financial statements, at a level it considers to be reasonable by management to absorb probable losses inherent in the loan portfolio as of each balance sheet date.  The management evaluates the adequacy of the allowance for loan losses on a regular basis or more often as necessary. The allowance is based on the past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

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The Company reversed the credit impairment losses to RMB16.4 million for the first six months of 2022. The increase was primarily attributable to the revaluation of the present value of interest receivable and estimated recovery date during the first six months of 2022. Therefore, the Company reversed the over-provision of credit impairment losses recognised in the prior period. Although the economic and business environment for SMEs remained challenging and some of the Company’s loan customers were experiencing financial difficulty, the Company believed that the recoverability of loan was much more optimistic due to effective government controls of the epidemic and therefore no additional credit impairment loss was provided for the first six months of 2022. The Company assessed credit loss allowance on these credit-impaired loans based on an assessment of the recoverable cash flows under a range of scenarios, including the realization of any collateral held where appropriate.  The loss provisions held represent the difference between the present value of the cash flows expected to be recovered, discounted at the instrument’s original effective interest rate, and the gross carrying value of the instrument prior to any credit impairment.

Operation Expenses

Operating expenses consisted solely of general and administrative expenses, which increased from RMB2.5 million for the first six months of 2021 to RMB3.9 million (US$0.6 million) for the first six months of 2022.  The increase was primarily attributable to accrual and payment for fee of services rendered by auditor and counsel in current reporting period.

Net Profit and Earnings per ADS

As a result of the foregoing, net profit was RMB60.2 million (US$9.3 million) for the first six months of 2022, as compared to RMB70.7 million (US$10.9 million) in the same period of the prior year.

Earnings per ADS for the first six months of 2022 was US$0.35, compared to US$0.52 in the same period of the prior year.

Statements of Financial Position

As of June 30, 2022, the Company had cash and restricted cash of RMB197,000 (US$29,000) compared to RMB396,000 as of December 31, 2021.  Most cash deposits with the bank are frozen by court orders as the Company is involved in multiple legal proceedings, administrative proceedings, claims and other litigation as a result of overdue payments to service providers and loans payable to the lenders. The Company has actively worked with Wuchang District Court to broker a series of settlement solution for its obligations with a hope of reaching a deal.

Loans receivable, net of credit impairment losses of RMB581.5 million (US$86.8 million), was RMB628.6 million (US$93.8 million) as of June 30, 2022, representing an increase of 13.2% from RMB555.1 million as of December 31, 2021, primarily due to accrual of interest. Accrued interest is the present value of the estimated future cash flows of credit-impaired loans expected to be recovered, discounted at the loan’s original effective interest rate.

As of December 31, 2021 and June 30, 2022, loans payable to third parties, related parties and shareholders, amounting to RMB161.6 million (US$24.1 million) are all overdue. Although certain loans payable were negotiated with new schedules of repayments, the Company is unable to fulfil those obligations due to liquidity issues.

Statements of Cash Flows

Net cash used by operating activities for the first six months of 2022 was RMB29,000 compared to RMB1,000 net cash used by operating activities in the same period of the prior year and the Company has very limited liquidity available to fulfil its obligations for the first six months of 2022.

COVID-19

Since December 2019, COVID-19 has become widespread in China and many other countries. The pandemic has resulted in mandatory quarantines, travel restrictions, and the temporary closure of stores and facilities in China and other parts of the world for the past few months, and certain areas remain subject to such heightened measures. In March 2020, the World Health Organization declared the COVID-19 a pandemic. As a company headquartered in Wuhan, the epicenter of the pandemic in 2020, with substantially all operating activities, revenues and workforce in Wuhan, our results of operations and financial outlook were materially and adversely affected by the outbreak of COVID-19 including, but not limited to, delays in loan payments and collection of accounts receivable, and decrease in business development.

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The outbreak of COVID-19 and the resulting widespread health crisis has also adversely affected economies and financial markets globally, which could result in an economic downturn that could affect our operations and future revenue and operating results.

While we have undertaken a series of mitigating initiates and efforts to alleviate impact of COVID -19 on our business, including but not limited to, proactively working with our customers to collect payments and renegotiating of the repayment schedule with our creditors as well as carefully controlling our administrative expenses. There is no assurance that these initiatives and efforts will successfully mitigate the impact. In addition, our business operations could be disrupted if any of our employees is suspected of having or has COVID-19 or any other epidemic disease, since it could require our employees to be quarantined and/or our offices to be closed for disinfection or other remedial measures.

Although the COVID-19 pandemic appears to be contained in China, waves of new infections still occur from time to time. While vaccines for COVID-19 are being, and have been developed, there is no guarantee that any such vaccine will be effective, work as expected or be made available or will be accepted on a significant scale and in a timely manner. Furthermore, variations of virus were recently found on confirmed cases outside China. The outlook for COVID-19 remains fluid and its long-term implications on our business and results of operations are uncertain. The extent to which this outbreak impacts our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information that may emerge concerning the severity of this outbreak and future actions, if any, to contain this outbreak or treat its impact, among others. We are closely monitoring the pandemic and its impact on us.

Safe Harbor Statement

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this report are presented solely for the convenience of the reader.  Translations of amounts from Renminbi (“RMB”) into United States dollars for the convenience of the reader were calculated at the certified exchange rate of US$1.00 = RMB6.6997 on June 30, 2022 as set forth in the H.10 weekly statistical release of The Board of Governors of the Federal Reserve System. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2022, or at any other date. The percentages stated are calculated based on RMB amounts.

About Dunxin Financial Holdings Limited

Dunxin is a licensed microfinance lender in Hubei Province, China.  The Company has been granted a microfinance license by the Financial Affairs Office of the Hubei Provincial People’s Government to provide loans to individuals and SMEs. The Company was awarded the “Vice President Unit” of China Micro-credit Companies Association under the China Banking Regulatory Commission in January 2017 and the “President Unit” of Hubei Micro-credit Company Association in December 2017. In 2016, we were recognized as a “National Excellent Microfinance Company” by China Micro-credit Companies Association. We have been named one of the “Top 100 Most Competitive Microfinance Companies in China” by China Microfinance Institution Association for four consecutive years since 2013, an “AA- Credit Rating Enterprise” by China Credit Management Co., Ltd in August 2017, and a “Top 10 Private Enterprises in Wuchang District, Wuhan City” by the People's Government of Wuchang District in July 2017.  The Company has professional credit business experience in the microfinance industry in China.  For more information, please visit the Company's website at http://hbctxed.com.

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DUNXIN FINANCIAL HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in Thousands of Chinese Renminbi Yuan, except per share and per ADS amounts)

	For the six months ended June 30
	2021 RMB	2022 RMB	2022 US$

Interest income on loans	82,562	57,844	8,902
Interest expense:
Interest expenses on loans	(9,473)	(9,988)	(1,537)
Business related taxes and surcharges	(304)	(203)	(31)
Total interest expense	(9,777)	(10,191)	(1,568)

Net interest income	72,785	47,653	7,334
Reversal of credit impairment losses	416	16,382	2,521
Net interest income after credit impairment losses	73,201	64,035	9,855

Operating costs and expenses
General and administrative	(2,502)	(3,866)	(595)
Total operating costs and expenses	(2,502)	(3,866)	(595)

Profit before income taxes	70,699	60,169	9,260
Income tax expense	-	-	-
Net profit	70,699	60,169	9,260

Other comprehensive income for the period:
Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	(10)	(170)	(26)
Total comprehensive income for the period	70,689	59,999	9,234

Net profit attributable to:
Equity holders of the Company	56,558	48,136	7,408
Non-controlling interests	14,141	12,033	1,852
Net profit	70,699	60,169	9,260

Total comprehensive income attributable to:
Equity holders of the Company	56,551	47,999	7,387
Non-controlling interests	14,138	12,000	1,847
Total comprehensive income	70,689	59,999	9,234

Earnings per share - basic and diluted (in RMB)	0.07	0.05
Earnings per ADS - basic and diluted (in US$)	0.52	0.35

Weighted average shares outstanding in the period (‘000)	1,002,201	1,002,201
Weighted average ADS outstanding in the period (‘000)	20,879	20,879

One ADS represents 48 ordinary shares.

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DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Chinese Renminbi Yuan)

	As of
	December 31,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	US$
			Unaudited

Assets
Current assets
Cash and restricted cash	396	197	29
Loans receivable, net of credit impairment losses	555,133	628,608	93,826
Prepaid expenses and others	848	1,006	151
Total current assets	556,377	629,811	94,006

Non-current assets
Property and equipment, net	42,180	40,703	6,075
Intangible asset	5	5	1
Total non-current assets	42,185	40,708	6,076

Total assets	598,562	670,519	100,082

Liabilities
Loans payable	161,569	161,569	24,116
Salary and benefit payable	9,872	10,940	1,633
Income taxes payable	32,477	32,477	4,848
Interest payable	54,685	63,700	9,508
Other payable	21,656	23,531	3,512
Total current liabilities	280,259	292,217	43,617

Shareholders’ equity
Capital and reserve attributable to equity holders of the Company
Share capital	326	326	49
Additional paid-in capital	383,174	383,174	57,193
Statutory reserve	18,706	18,706	2,792
General risk reserve	9,180	9,180	1,370
Foreign currency translation reserve	30	(106)	(16)
Accumulated losses	(156,774)	(108,639)	(16,216)
Non-controlling interests in equity	63,661	75,661	11,293
Total shareholders’ equity	318,303	378,302	56,465

Total equity and liabilities	598,562	670,519	100,082

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DUNXIN FINANCIAL HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of Chinese Renminbi Yuan)

	For the six months ended June 30,
	2021	2022	2022
	RMB	RMB	US$
Cash flows from operating activities:
Profit before income taxes	70,699	60,169	9,260
Adjustments for:
Depreciation of property and equipment	1,489	1,477	227
Amortization of intangible asset	-	-	-
Reversal of credit impairment losses	(416)	(16,382)	(2,521)
Operating profit before working capital changes	71,772	45,264	6,966
Loans receivable	(74,262)	(57,093)	(8,786)
Prepaid expenses and others	(32)	(158)	(24)
Salary and benefit payable	847	1,068	164
Loans payable	(10,000)	-	-
Interest payable	9,472	9,015	1,387
Other payable	2,202	1,875	288
Cash used in operating activities	(1)	(29)	(5)
Income tax paid	-	-	-
Net cash used in operating activities	(1)	(29)	(5)

Net decrease in cash and restricted cash	(1)	(29)	(5)
Cash and restricted cash at beginning of the period	97	396	60
Exchange losses on cash and restricted cash	-	(170)	(26)
Cash and restricted cash at end of the period	96	197	29

* Less than 1,000.

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